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SEC FILE NUMBER
8-66998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Australia Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Ave. - 30th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jayson Poulton	212-848-9351	Jayson.Poulton@cba.com.au
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jayson Poulton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Australia Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

SHU HUA ZHU
Notary Public - State of New York
No. 01ZH6106306
Qualified in New York County
My Commission Expires March 1, 2028

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

June 30, 2026

Report of Independent Registered Public Accounting Firm

To the Member and Management of Commonwealth Australia Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2026 for the year then ended, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
August 20, 2026

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2026

Assets		
Cash and cash equivalents		42,298,593
Receivable from customers		35,125,170
Receivable from brokers and dealers		3,723,303
Due from affiliates		553,202
Other assets		22,086
Total assets	$	81,722,354
Liabilities and Member's Equity		
Liabilities:		
Payable to brokers and dealers		35,125,170
Payable to customers		3,723,303
Accrued expenses and other liabilities		322,019
Total liabilities		39,170,492
Commitments and contingencies - Note 6		
Member's equity		42,551,862
Total liabilities and member's equity	$	81,722,354

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Business

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors, acts as broker with respect to capital markets transactions and arranges debt private placements for the Member's global client base. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

This Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Fair Value Instruments

In accordance with ASC 820, Fair Value Measurement, the Company uses a three-tier fair value hierarchy to classify and disclose all financial instruments measured at fair value. For the Company, such instruments include cash and cash equivalents, receivables from and payables to brokers and dealers and receivables from and payables to customers. Cash and Cash Equivalents are considered Level 1 assets as defined in ASC 820, and all other financial instruments are considered Level 2 assets in accordance with the same rule.

Cash

Cash of $42,298,593 is held at one major financial institution and therefore is subject to the credit risk associated with that financial institution. Management does not consider the Company to be at any significant risk with respect to its cash. The Company maintains a special reserve account for the exclusive benefit of customers under SEA Rule 15c3-3 and is classified under federal regulations, though The Company has not been required to utilize this account for customer funds.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including arranging the sale of fixed income products through the Member to major U.S. institutional investors, acting as broker with respect to capital markets transactions and arranging debt private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker

("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as retaining profits in the Company or making distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Income Taxes
As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member.

The Company adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*, on July 1, 2020 using the retrospective method of adoption. Such standard gives the Company the option to reflect any related tax provision and related liability at the Member level for disregarded entities. As a result of the Company’s adoption of ASU 2019-12, the Company does not reflect such tax provision and related liability in this Statement of Financial Condition.

Current Expected Credit Losses
Under the Current Expected Credit Losses (“CECL”) model, the allowance for losses for financial instruments that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for financial instruments held at the reporting date are based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount and credit losses. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

The Company adopted this ASU 2016-13 on July 1, 2020 using the modified retrospective method of adoption. This ASU affects trade receivables and other financial instruments that have the contractual right to receive cash such as unsettled transactions reported as Receivable from broker (if any); fees receivable reported as Accounts Receivable; and receivables from the Member reported as Due from Affiliates (if any) within the Statement of Financial Condition.

The Company continually monitors collections and payments from its counterparties and maintains an allowance for doubtful accounts. The allowance is based on an estimate of the amount of potential credit losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience, and current counterparty and economic conditions. There was no allowance recorded as of June 30, 2026.

3. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions do not settle on the designated settlement date resulting in amounts receivable from or payable to customers and broker, including the Member. At June 30, 2026, there were 10 unsettled transactions, all of which had settled by July 10, 2026. These are reported as Receivables from customers and Payables to brokers and dealers or as Receivables from broker dealers and Payable to customers on the Statement of Financial Condition. The Company also earns fees on fixed income transactions based on allocation by the Member. As of June 30, 2026, $49,584 was receivable from the Member for primary fixed income transactions and $230,141 for secondary fixed income transactions.

The Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. Consequently, payroll services, occupancy and office technology costs are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement. With respect to these expenses, $365,487 was payable to the Member at June 30, 2026.

The Company shares revenue earned on advisory fees related to private placement transactions for which the company is not executing the placement. No amounts were due to the Member at June 30, 2026.

The Company shares revenue earned on underwriting transactions conducted by affiliates. As of June 30, 2026, $636,991 was receivable from the Member.

The Company has entered into an Investment Management Agreement with the Member whereby the Company receives a fee for the provision of investment management services to clients of the Member. At June 30, 2026, such fees, net of costs, of $1,716 were receivable from the Member.

During the year ended June 30, 2026, the Company placed funds with the Member in an unrestricted time deposit. No balance remained outstanding as of June 30, 2026.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At June 30, 2026, the Company had net capital of approximately $41,976,574, which exceeded the required net capital of $2,611,367 by approximately $39,365,207.

5. Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company. There are no claims currently pending for which indemnification could be sought from the Company and, accordingly, the Company has not recorded any contingent liability in the Statement of Financial Condition.

6. Subsequent Events

The Company has evaluated subsequent events in the preparation of this Statement of Financial Condition. There were no material subsequent events to report through August 20, 2026, the date this Statement of Financial Condition was ready to be issued.